                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K
                                  ANNUAL REPORT

                           Pursuant to Section 15 (d)

                     of the Securities Exchange Act of 1934

                      for the year ended December 31, 2001

                               TRUMP SAVINGS PLAN
                            (Full title of the Plan)

                      TRUMP HOTELS AND CASINO RESORTS, INC.
          (Name of Issuer of the securities held pursuant to the Plan)


                                 1000 Boardwalk
                         Atlantic City, New Jersey 08401
                     (Address of principal executive office)

TRUMP SAVINGS PLAN

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2000
TOGETHER WITH AUDITORS' REPORT

INDEX

                                                                                                              Page
                                                                                                              ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                        1

FINANCIAL STATEMENTS
  Statements of Net Assets Available for Plan Benefits as of December 31, 2001 and 2000                         2
  Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2001           3

NOTES TO FINANCIAL STATEMENTS                                                                                  4-8

SUPPLEMENTAL SCHEDULE:
      I -- Schedule of Assets (Held at End of Year)                                                             9

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Benefits Committee of the Trump Savings Plan:

We have audited the accompanying statements of net assets available for Plan benefits of the Trump Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for Plan benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 2001 and 2000, and the changes in its net assets available for Plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                               ARTHUR ANDERSEN LLP



Roseland, New Jersey
May 1, 2002

TRUMP SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2001 AND 2000


                                                         2001            2000
                                                     ------------   ------------
ASSETS:
    Investments, at market value                     $ 62,430,639   $ 76,410,029
                                                     ------------   ------------

RECEIVABLES:
    Employer contribution                                  51,596         51,930
    Participant contributions                             131,241        233,881
                                                     ------------   ------------
         Total receivables                                182,837        285,811
                                                     ------------   ------------

ACCRUED DIVIDENDS                                               -        526,246

OTHER                                                     574,920        281,587
                                                     ------------   ------------
         Net assets available for Plan benefits      $ 63,188,396   $ 77,503,673
                                                     ============   ============

The accompanying notes to financial statements are an integral part of these statements.

TRUMP SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001




ADDITIONS:
    Additions to net assets attributed to-
       Investment income-
          Interest income                                         $     536,809
          Dividend income                                               382,440
                                                                  -------------
                                                                        919,249
                                                                  -------------

       Contributions-
          Participant                                                 5,857,196
          Employer, net of forfeitures                                1,477,900
          Rollover                                                       90,158
                                                                  -------------
                                                                      7,425,254
                                                                  -------------
                 Total additions                                      8,344,503
                                                                  -------------

       Deductions-
          Deductions from net assets attributed to-
              Net depreciation in fair value of investments           7,604,172
              Benefits paid to participants                           7,200,730
              Transfers to related plans                              7,725,439
              Administrative expenses                                   129,439
                                                                  -------------
                 Total deductions                                    22,659,780
                                                                  -------------
                 Net decrease                                       (14,315,277)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of year                                                77,503,673
                                                                  -------------
    End of year                                                   $  63,188,396
                                                                  =============

The accompanying notes to financial statements are an integral part of this statement.

TRUMP SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000


1.   SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES
     -------------------

Basis of Accounting
-------------------

The accompanying financial statements of the Trump Savings Plan (the "Plan") have been prepared on the accrual basis of accounting.

Plan Expenses
-------------

Expenses related to the administration of the Plan have been paid by Trump Plaza Associates (the "Plan Sponsor"), and Trump Indiana Inc. (collectively the "Companies"). The Companies pay all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees. The Companies costs represent trustee fees and professional services and amounted to approximately $44,000 in 2001.

Investments
-----------

The investments included in the statements of net assets available for Plan benefits are stated at market value. Market value is the unit valuation of the security at the Plan year-end as determined by ABN Amro Trust Services Company ("ABN Amro") (formerly The Chicago Trust Company), the trustee of the Plan (the "Trustee"). Accounting records are maintained on the accrual basis, investment transactions are recorded on the trade date basis and gains and losses are calculated based upon an aggregate participant cost that is maintained on an average unit cost basis.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
-----------------------

The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participant's account balances and the amounts reported in the statements of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits.

2.   PLAN DESCRIPTION
     ----------------

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

TRUMP SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000


General
-------

The Plan is a 401(k) Savings Plan, which was established by the Plan Sponsor and became effective on January 1, 1997. All full or part-time non-union employees become eligible for participation in the Plan on the enrollment date immediately following the completion of 12 months of service and the attainment of age 18. In addition, union employees covered by a collective bargaining agreement that provides for participation in the Plan may enroll upon meeting the same requirements as non-union employees.

The Plan is administered by a committee appointed by the Plan Sponsor (the "Plan Administrator"). ABN Amro was appointed as the trustee of the Plan by the Plan Administrator.

Contributions
-------------

  Participants
  ------------

Non-highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 20% of their annual compensation, as defined. Highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 7% of their annual compensation, as defined. Tax deferred contributions are subject to a limit by the Internal Revenue Code. The 2001 limit was $10,500 per participant. Contributions to the Plan are invested by the Trustee, as designated by the participant, in increments of 5%.

  Companies
  ---------

The Companies contribute to the Plan 50% of each participant's contributions, not to exceed 3% of the participant's annual compensation, as defined. Company contributions are allocated between funds as determined by the employee.

  Participant Rollovers
  ---------------------

The Plan permits eligible participants, as defined, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to qualified voluntary participant contributions.

Distributions to Participants
-----------------------------

Each participant has a fully vested interest in the amount of his or her contributions together with the allocable Plan earnings. Contributions from the Companies vest based on the vesting schedule described below. The full value of the participant's vested interest in his or her account in the Plan will be distributed upon termination of the participant's employment. The normal form of payment is by lump sum; however, if a participant's vested benefit from all contributions exceeds $5,000, a participant has the right to receive payment in equal periodic monthly, quarterly, semi-annual or annual installments over a period not to exceed ten years.

A participant may also withdraw all or part of his or her account upon attainment of age 59-1/2 or financial hardship, as defined in the Plan.

Upon termination of employment prior to eligibility for retirement, a participant is eligible to receive the vested balance in his or her account. There were no payments due to participants who have requested to withdraw their funds prior to December 31, 2001 or 2000.

TRUMP SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000


Vesting
-------

Voluntary contributions are fully vested at all times and are not subject to forfeiture.

The Companies contributions vest based upon the participant's years of continuous service as follows-

           Years of Continuous Service                 Percentage Vested
         -------------------------------             -----------------------

                Less than two years                             0%
                Two years                                      25%
                Three years                                    50%
                Four years                                     75%
                Five years or more                            100%

Forfeitures
-----------

The portion of a former participant's account which is not distributed because of the vesting provision will reduce the amount of the Companies future contributions. During 2001, $267,159 was used to reduce Company contributions. As of December 31, 2001 and 2000, approximately $5,000 and $156,000 were available to reduce future Company contributions, respectively.

Loans
-----

The Plan permits participants to borrow from their accounts at terms established by the Plan Administrator. Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance for specific reasons, as defined by the Plan. Each loan is secured by the borrower's vested interest in the Plan and is subject to other requirements, as defined. Interest on loans is charged at a rate that is comparable to similar loans made by commercial lenders. Loans outstanding as of December 31, 2001 had interest rates ranging from 6.00% to 10.50%. Loan repayment terms range up to five years (fifteen years if the loan was used to purchase a primary residence). A small administrative fee is required to process all loans.

TRUMP SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000




3. INVESTMENTS
   -----------

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows-

                                                                      December 31,
                                                                ------------------------
                                                                   2001         2000
                                                                ----------   -----------
     ABN Amro Safety of Principal Trust Fund                    $9,464,345   $ 8,696,219
     Massachusetts Investors Trust Fund                          6,504,355     9,414,212
     Oppenheimer Quest Opportunity Value Fund                    3,741,169     3,989,129
     Alleghany Montag and Caldwell Growth Fund                   9,539,211    12,899,960
     Templeton Foreign Fund                                      2,982,872*    4,416,322
     Davis New York Venture Fund                                 5,297,502     5,181,847
     Franklin Small Cap Growth Fund                              4,363,509     5,646,479
     Franklin California Growth Fund                             3,408,263     6,053,405
     Alleghany Montag and Caldwell Balanced Fund                 4,229,570     5,362,384

* Fund does not represent 5% or more of Plan net assets as of December 31, 2001

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $7,604,172 as follows-

     Mutual Funds                                              $(7,331,319)
     Common Stock                                                 (272,853)
                                                               -----------
                                                               $(7,604,172)
                                                               ===========

4. TAX STATUS
   ----------

The Plan obtained its latest determination letter on February 18, 2000, which covered all amendments through December 31, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

5. PLAN TERMINATION
   ----------------

While the Plan Sponsor has not expressed any intent to terminate the Plan, the Plan Sponsor may do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination, each participant is entitled to the value of his or her separate account.

6. RELATED PARTY TRANSACTIONS
   --------------------------

Certain Plan investments are shares of a money market fund managed by ABN Amro. ABN Amro is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.
                                                                               7

TRUMP SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000


Certain Plan investments include shares of Trump Hotels and Casino Resorts, Inc. common stock ("Common Stock") and, therefore, these transactions qualify as party-in-interest. As of December 31, 2001 and 2000, the Plan holds Common Stock, with a market value of $501,303 and $821,885, respectively. During the year ended December 31, 2001, Common Stock was acquired at a cost of $2,851,409; and Common Stock was sold with an original cost basis of $3,353,243.

The Plan Sponsor has sister companies that also sponsor similar Savings Plans. During 2001, net transfers from related plans amounted to $7,725,439.

7.  SUBSEQUENT EVENTS
    -----------------

On of January 1, 2002, all Plan assets were transferred to the Trump Capital Accumulation Plan, a plan sponsored by a sister Company of the Plan Sponsor.

TRUMP SAVINGS PLAN                                                    SCHEDULE I

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2001
EMPLOYER IDENTIFICATION #22-3446804, PLAN NUMBER 001

         (b) Identity of issue,           (c) Description of investment including maturity date,
           borrower, lessor or                        rate of interest, collateral,                        (d) Market
 (a)          similar party                               par or maturity value                               Value
-----   -------------------------  --------------------------------------------------------------------  ---------------
*       ABN Amro                   Safety of Principal Trust Fund, Money Market Funds, 4,500,402 units
                                       of participation                                                  $    9,464,345
                                                                                                         ---------------
        MFS Funds                  Massachusetts Investors Trust Fund, Equity Securities, 392,301
                                       units of participation                                                 6,504,355
        Oppenheimer                Oppenheimer Quest Opportunity Value Fund, Equity and Debt
                                       Securities, 117,425 units of participation                             3,741,169
        Alleghany Funds            Montag & Caldwell Growth Fund, Equity Securities, 395,490 units of
                                       participation                                                          9,539,211
        Templeton Funds, Inc.      Templeton Foreign Fund, Equity Securities, 322,473 units of
                                       participation                                                          2,982,872
        Davis Funds, Inc.          Davis New York Venture Fund, Equity Securities, 208,317 units of
                                       participation                                                          5,297,502
        Franklin Funds, Inc.       Franklin Small Cap Growth Fund, Equity Securities, 139,991 units of
                                       participation                                                          4,363,509
        Alleghany Funds            Montag & Caldwell Balanced Fund, Equity and Debt Securities,
                                       248,798 units of participation                                         4,229,570
        Pimco Funds                Pimco Total Return Bond Fund, Equity and Debt Securities, 77,809
                                       units of participation                                                   813,886
        Vanguard Funds             Vanguard S&P Index 500 Fund, Equity Securities, 22,315 units of
                                       participation                                                          2,340,613
        Oppenheimer                Oppenheimer Global Growth and Income Fund, Equity and Debt
                                       Securities, 68,370 units of participation                              1,544,485
        Franklin Funds, Inc.       Franklin California Growth Fund, Equity Securities, 107,313 units
                                       of participation                                                       3,408,263
        Pilgrim                    Pilgrim International Small Cap Growth Fund, Equity Securities,
                                       8,742 units of participation                                             197,734
*       ABN Amro                   Trump Technology Fund, Equity Securities, 84,851 units of
                                       participation                                                            160,870
                                                                                                         ---------------
                         Total investment in mutual funds                                                    45,124,039
                                                                                                         ---------------

**      Trump Hotels & Casino      Trump Hotels & Casino Resorts, Inc. Common Stock, 177,490 shares
            Resorts, Inc.                                                                                       501,303
                                                                                                         ---------------
        Participants' Loans        Interest rates ranging from 6.00% to 10.50% and maturities ranging
                                       from 2002 through 2016                                                 7,340,952
                                                                                                         ---------------
                                                                                                         $   62,430,639
                                                                                                         ===============

* Denotes party-in-interest
**Denotes related party

The accompanying notes to financial statements are an integral part of this schedule.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the Trump Hotels & Casino Resorts, Inc. previously filed Form S-8 Registration Statement No. 333-2201.



Roseland, New Jersey
May 15, 2002